

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 23, 2016

Via E-mail
Mr. Brent A. Beecham
Chief Financial Officer
SBH Associates, Inc.
296 S. Main Street, Suite 400
Alpharetta, GA 30009

> **Re: SBH Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed January 13, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **Filed August 22, 2016**
> **File No. 333-187245**

Dear Mr. Beecham:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2015

Item 9A. Controls and Procedures, page 18

1.   Please amend your Form 10-K for the year ended September 30, 2015 to address the following:
   • Revise your disclosure to state your principal executive and principal financial officer's conclusion about the effectiveness (i.e. effective or not effective) of your disclosure and controls and procedures as of September 30, 2015 pursuant to Item 307 of Regulation S-K.
   • Revise your disclosure to state your principal executive and principal financial officer's conclusion about the effectiveness (i.e. effective or not effective) of your

> internal controls over financial reporting as of September 30, 2015 pursuant to Item 308 of Regulation S-K.
>
> - Revise to disclose whether you applied the 1992 or 2013 Internal Control Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 24

2.	The certifications included in Exhibits 31.1 and 31.2 do not conform exactly to the certification in Item 601(b)(31)(i) of Regulation S-K. Please amend your filing to revise your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, including both the introductory language required by paragraph 4 and include paragraph 4(b).

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 4 Controls and Procedures, page 13

3.	We note your disclosure that your "internal control over disclosure controls and procedures and financial reporting" were not effective as of June 30, 2016. Item 307 of Regulation S-K requires you to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the "effectiveness of [your] disclosure controls and procedures" rather than the effectiveness of your "internal control over disclosure controls and procedures and financial reporting." Please amend your filing to include management´s conclusion on the effectiveness of your disclosure controls and procedures as of June 30, 2016. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2016 and December 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities